Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the month of August 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: August 26, 2005

List of materials

Documents attached hereto:


i)   Issues of the Fifteenth, Sixteenth and Seventeenth Series Unsecured Bonds


Sony Corporation
6-7-35 Kitashinagawa, Shinagawa-ku
Tokyo, 141-0001 Japan

                                                       No. 05-042E
                                                       August 26, 2005


Issues of the Fifteenth, Sixteenth and Seventeenth Series Unsecured Bonds

    Sony Corporation (the "Corporation"), today, has determined to issue 3 tranches of straight bonds in Japan, with total amount of 120 billion yen, under the domestic bond shelf registration (The unused maximum aggregate issue price under the shelf: 300 billion yen, effective period: through December 27, 2006). The Corporation intends to use the proceeds of the issues for the repayment of existing bonds.

The terms of the issues are as follows:

The Fifteenth Series Unsecured Bonds (the "Bonds")

1. Total amount of issue:          50 billion yen
2. Denomination of each Bond:      100 million yen
3. Form of Bonds:                  Bearer Bonds with Coupons
4. Interest rate:                  0.80% per annum
5. Issue price:                    99.98% of the principal amount
6. Redemption price:               100% of the principal amount
7. Maturity date:                  September 17, 2010
8. Offering period:                August 26, 2005
9. Payment date:                   September 8, 2005
10. Method of offering:            Public offering in Japan; provided, however,
                                   that the Bonds shall not be offered in the
                                   United States, or to any U.S. persons.
11. Security:                      The Bonds are not secured by any pledge,
                                   mortgage or other charge on any assets or
                                   revenues of the Corporation or of others nor
                                   guaranteed. There are no assets reserved as
                                   security for the Bonds.
12. Special covenants:             The Bonds are subject to certain covenants
                                   relating to the negative pledge.
13. Redemption prior to maturity:  The Corporation may, at any time after the issue of the Bonds, purchase the Bonds and
                                   have such purchased Bonds canceled.
14. Interest payment dates:        March 20 and September 20 of each year
15. Fiscal agent:                  Mizuho Corporate Bank, Ltd.
16. Ratings:                       The Bonds have been given ratings of "A1"
                                   (Outlook Negative) from Moody's Investors
                                   Service, Inc., "A" (Credit watch with
                                   negative implications) from Standard &
                                   Poor's, and "AA" from Rating and Investment
                                   Information, Inc.

The Sixteenth Series Unsecured Bonds (the "Bonds")

1. Total amount of issue:          40 billion yen
2. Denomination of each Bond:      100 million yen
3. Form of Bonds:                  Bearer Bonds with Coupons
4. Interest rate:                  1.16% per annum
5. Issue price:                    99.95% of the principal amount
6. Redemption price:               100% of the principal amount
7. Maturity date:                  September 20, 2012
8. Offering period:                August 26, 2005
9. Payment date:                   September 8, 2005
10. Method of offering:            Public offering in Japan; provided, however,
                                   that the Bonds shall not be offered in the
                                   United States, or to any U.S. persons.
11. Security:                      The Bonds are not secured by any pledge,
                                   mortgage or other charge on any assets or
                                   revenues of the Corporation or of others nor
                                   guaranteed. There are no assets reserved as
                                   security for the Bonds.
12. Special covenants:             The Bonds are subject to certain covenants
                                   relating to the negative pledge.
13. Redemption prior to maturity:  The Corporation may, at any time after the issue of the Bonds, purchase the Bonds and
                                   have such purchased Bonds canceled.
14. Interest payment dates:        March 20 and September 20 of each year
15. Fiscal agent:                  Sumitomo Mitsui Banking Corporation
16. Ratings:                       The Bonds have been given ratings of "A1"
                                   (Outlook Negative) from Moody's Investors
                                   Service, Inc., "A"(Credit watch with
                                   negative implications) from Standard &
                                   Poor's, and "AA"from Rating and Investment
                                   Information, Inc.

The Seventeenth Series Unsecured Bonds (the "Bonds")

1. Total amount of issue:          30 billion yen
2. Denomination of each Bond:      100 million yen
3. Form of Bonds:                  Bearer Bonds with Coupons
4. Interest rate:                  1.57% per annum
5. Issue price:                    99.93% of the principal amount
6. Redemption price:               100% of the principal amount
7. Maturity date:                  June 19, 2015
8. Offering period:                August 26, 2005
9. Payment date:                   September 8, 2005
10. Method of offering:            Public offering in Japan; provided, however,
                                   that the Bonds shall not be offered in the
                                   United States, or to any U.S. persons.
11. Security:                      The Bonds are not secured by any pledge,
                                   mortgage or other charge on any assets or
                                   revenues of the Corporation or of  others nor
                                   guaranteed. There are no assets reserved as
                                   security for the Bonds.
12. Special covenants:             The Bonds are subject to certain covenants
                                   relating to the negative pledge.
13. Redemption prior to maturity:  The Corporation may, at any time after the issue of the Bonds, purchase the Bonds and
                                   have such purchased Bonds canceled.
14. Interest payment dates:        June 20 and December 20 of each year
15. Fiscal agent:                  Sumitomo Mitsui Banking Corporation
16. Ratings:                       The Bonds have been given ratings of "A1"
                                   (Outlook Negative) from Moody's Investors
                                   Service, Inc., "A" (Credit watch with
                                   negative implications) from Standard &
                                   Poor's, and "AA"from Rating and Investment
                                   Information, Inc.

Note: This press release is intended as general information regarding Sony Corporation's issuance of straight bonds and shall not be considered an offering of securities. This press release shall not be construed as an offering of securities in any region including the United States or Canada. The securities will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act of 1933.